Exhibit 99.4

INSTRUCTIONS BOOKLET FOR NEW ADS SUBSCRIPTION FORM REPRESENTING RIGHTS TO PURCHASE ADSs OF ENERSIS S.A.

Your ADS subscription form contains sections related to the choices available to you regarding rights to subscribe for new ADSs (referred to herein as “ADS rights”) of Enersis S.A. (“Enersis”). These rights are being distributed to you in connection with Enersis’s simultaneous offer to holders of shares of its common stock (the “shares”) of rights to subscribe for new shares (the “share rights”). The terms of the ADS rights and the share rights are fully described in the Prospectus, dated February 25, 2013, together with the Prospectus Supplement, dated February 25, 2013 (collectively, the “Prospectus”), enclosed herewith. The CUSIP No. for Enersis’s ADSs is 29274F104, which are quoted on The New York Stock Exchange under the symbol “ENI”. The CUSIP No. for the ADS rights is 29274F112 which will be quoted on The New York Stock Exchange under the symbol “ENI RT”. The following instructions are intended solely to assist you in completing your ADS subscription form. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

If you have special instructions for Citibank, N.A., as ADS rights agent, which cannot be included in the ADS subscription form, you should send a letter setting forth such instructions to the ADS rights agent with your ADS subscription form. In all cases you should include your daytime telephone number in the space provided in the ADS subscription form (in case the ADS rights agent needs to contact you for further information), and you should complete the substitute Form W-9 enclosed with the ADS subscription form.

Exercise of ADS Rights

You will receive 0.504 ADS right for every ADS you held as of the ADS record date. One (1) ADS right will entitle you to purchase one (1) new ADS. Fractional entitlements to ADS rights will be aggregated and sold by Citibank, N.A. (“Citibank”), as ADS rights agent, and net cash proceeds (after deduction of fees, taxes and expenses) will be distributed to the applicable holders of ADSs as of the ADS record date. To exercise your ADS rights and to subscribe for any new ADSs, you must pay the ADS deposit amount of US$18.65 per subscribed new ADS (the “estimated ADS subscription payment”), which is the ADS subscription price of Ch$8,650 converted into U.S. dollars at the Observed Exchange Rate of Ch$473.18 per U.S. dollar for February 22, 2013 (the “estimated U.S. dollar subscription price”), plus an additional 2%, representing an allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.10 per new ADS issued (equivalent to US$0.05 per ADS held), and certain taxes. The ADS rights agent will make the conversion from U.S. dollars into Chilean pesos to pay the subscription price for new ADSs (the “final ADS subscription price”) for which your ADS rights entitle you to subscribe in the ADS rights exercise period at any commercially practicable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting ADS issuance fees, currency conversion expenses and financial transaction taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to you without interest. Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the final ADS subscription price. The exercise of ADS rights is irrevocable and may not be cancelled or modified.

The offering of shares rights (including ADS rights) is subject to the Condition Precedent that stockholders and third party purchasers make subscriptions and purchases of at least 3,169,224,294 shares, representing an amount sufficient to permit Endesa S.A. to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Enersis. If this condition is not satisfied, Enersis will terminate the offering of share rights (including ADS rights), in which event share rights and ADS rights will become null and void and any estimated ADS subscription payment already tendered will be returned to you in U.S. dollars without interest.

If you wish to exercise your ADS rights, you should:

1.	complete and sign the enclosed ADS subscription form, indicating in the appropriate place the number of ADS rights you wish to exercise;

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2.	obtain a U.S. dollar check drawn on a U.S. bank or bank draft made payable to the order of “Citibank, N.A.— Enersis ADS Rights Offering” for the full amount payable for all new ADSs you are subscribing for upon the exercise of your ADS rights; and

3.	deliver the completed and signed ADS subscription form and proper payment for the full amount payable for the total number of new ADSs subscribed for pursuant to the exercise of ADS rights to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information” prior to the expiration of the ADS rights exercise period at 2:15 p.m. (New York City time) on March 21, 2013 (the “ADS rights expiration date”).

All documents and full payment must be received by the ADS rights agent before the expiration of the ADS rights exercise period at one of the addresses set forth below under the heading “Contact and Mailing Information”. Any exercise of ADS rights is effective only when received by the ADS rights agent. Your exercise of ADS rights is irrevocable and may not be cancelled or modified. Deposits in the mail will not constitute delivery to the ADS rights agent.

You may elect the method for delivery of the completed ADS subscription form and payment to the ADS rights agent of the amount payable for the new ADSs for which you subscribe, and you will bear any risk associated therewith. If you send ADS subscription forms or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent before the expiration of the ADS subscription period. In order to ensure timely delivery to the ADS rights agent, you may wish to consider the use of an overnight courier.

If you exercise less than all of the ADS rights evidenced by your ADS subscription form by so indicating thereon, your unexercised ADS rights will become void and will have no further value.

If you do not indicate the number of new ADSs to be subscribed for on the ADS subscription form, or if you indicate a number of new ADSs that does not agree with the amount of proper payment you delivered, you will be deemed to have subscribed for the maximum number of whole ADSs that may be subscribed for by the payment you delivered. The ADS subscription form only evidences ADS rights and does not grant any rights or impose any obligations not granted or imposed pursuant to the express terms of the ADS rights offering described in the Prospectus.

Sale of ADS Rights

If you wish to instruct the ADS rights agent to attempt to sell some or all of your ADS rights, you should:

1. complete and sign the enclosed ADS subscription form, indicating in the appropriate place, the number of ADS rights you wish to sell; and

2. deliver the completed and signed ADS subscription form to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

If you wish to instruct a sale of ADS rights, your duly completed ADS subscription form must be delivered to the ADS rights agent no later than 5:00 P.M. (New York City time) on March 13, 2013 so as to enable the ADS rights agent to execute the sale order prior to 4:00 p.m. (New York City time) on March 15, 2013. The ADS rights agent will charge holders of ADS rights customary fees (US$0.10 per ADS right sold (equivalent to US$0.05 per ADS held)), taxes and expenses for selling ADS rights. A check representing the proceeds of any ADS rights sold (after deduction of applicable fees (US$0.10 per ADS right sold (equivalent to US$0.05 per ADS held)), taxes and expenses) will be sent to the holder of such ADS rights after the expiration of the ADS subscription period. The net sale proceeds that you are entitled to for your ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. The execution of sale orders will be subject to the terms and conditions described in the Prospectus.

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Transfer of ADS Rights

If you wish to transfer all or a portion of the ADS rights represented by your ADS subscription form, you should:

1. complete and sign the enclosed ADS subscription form indicating in the appropriate places the number of ADS rights you wish to transfer;

2. arrange for your signature to be guaranteed by a commercial bank, trust company, securities broker/dealer, credit union, or savings association participating in a Medallion Program approved by the Securities Transfer Association, Inc. (each of the foregoing being an “eligible institution”); and

3. deliver the completed, signed and guaranteed ADS subscription form to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

If you wish to transfer your ADS subscription form, the duly completed, signed and guaranteed ADS subscription form must be delivered to the ADS rights agent with sufficient time to execute the requested transfer prior to 2:15 p.m. (New York City time) on March 21, 2013.

If your ADS subscription form has been properly endorsed for transfer, the transferee will be able to exercise the ADS rights evidenced by the ADS subscription form. As the result of delays in the mail, the necessary processing time and other factors, you or your transferee may not receive the new ADS subscription form in time to enable the holder of the ADS rights to complete a sale or exercise by the expiration of the ADS subscription period. Neither Enersis S.A. nor the ADS rights agent will be liable to either a transferor or transferee for any such delays.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into preferred share rights and preferred share rights may not be converted into ADS rights.

Exercise through DTC

ADS rights received through The Depository Trust Company (“DTC”) can only be exercised through the applicable DTC system. Payment for new ADSs subscribed for must be received by the ADS rights agent via DTC prior to the expiration of the ADS rights exercise period. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS Rights

If ADS rights are not exercised prior to the expiration of the ADS rights exercise period, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

Signature Requirements

All signatures on any ADS subscription form, if by the registered owner, must correspond exactly with the name appearing on the ADS subscription form in every respect, without alteration or any change whatsoever, or if on behalf of the registered owner by an attorney, executor, administrator, guardian or other fiduciary or by a duly authorized officer of a corporation, must be accompanied by proper evidence of the signatory’s authority to act in such capacity.

In all cases your daytime telephone number should be included in the space indicated on your ADS subscription form so that, if necessary, the ADS rights agent may call you for further instructions.

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Taxpayer Identification Number and Substitute Form W-9

If you decide to exercise all or a portion of the ADS rights evidenced by your ADS subscription form, you should provide the ADS rights agent with your correct Taxpayer Identification Number (which is your Social Security number if you are not a corporation, partnership or other entity) on the substitute Form W-9 enclosed with the ADS subscription form. Failure to provide a duly completed substitute Form W-9 may subject you to the applicable rate of back-up U.S. federal income tax withholding with respect to funds to be remitted to you in respect of distributions made in respect of the new ADSs.

Tax Consequences

See the description set forth in the Prospectus under the heading “Taxation” for information concerning tax consequences pertaining to the above transactions.

Method of Delivery

THE METHOD OF DELIVERY OF ADS SUBSCRIPTION FORMS AND PROPER PAYMENT FOR ANY NEW ADSs THAT YOU SUBSCRIBE FOR TO THE ADS RIGHTS AGENT WILL BE AT YOUR ELECTION AND RISK. IF SENDING BY MAIL, YOU ARE URGED TO SEND ADS SUBSCRIPTION FORMS AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE ADS RIGHTS AGENT BY 2:15 P.M. (NEW YORK CITY TIME) ON MARCH 21, 2013 (FOR SUBSCRIPTIONS, AND SUCH OTHER DATES AND TIMES REFERRED TO ABOVE FOR OTHER PURPOSES). DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT. YOU MAY WANT TO MAKE USE OF AN OVERNIGHT COURIER TO ENSURE TIMELY DELIVERY TO THE ADS RIGHTS AGENT.

Irregularities

All questions concerning the timeliness, validity, form and eligibility of any exercise of ADS rights will be determined by Enersis, whose determinations will be final and binding. Enersis, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any ADS right. ADS subscription forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Enersis determines, in its sole discretion. Neither Enersis nor the ADS rights agent will be under any duty to give notification of any defect or irregularity in connection with the submission of ADS subscription forms or incur any liability for failure to give such notification.

Contact and Mailing Information

Any questions you may have should be addressed as promptly as possible to your bank, broker or other advisor or to the Innisfree M&A Incorporated, the Information Agent as set forth in “Where You Can Find More Information” in the Prospectus.

The address of the ADS rights agent is as follows:

By mail:	By hand or overnight courier:

Citibank, N.A. Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. Corporate Actions Voluntary Offer 250 Royall Street Attn: Suite V Canton, MA 02021

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DELIVERY OF THE ADS SUBSCRIPTION FORM OR ANY OTHER DOCUMENT OR PAYMENT TO AN ADDRESS OTHER THAN ONE OF THE ADDRESSES SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.

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